Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

August 13, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Re: Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Pre-Effective Amendment No. 1

Dear Mr. Mancuso:

On behalf of our client, Biolase, Inc. (the “Company”), enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”

Amendment No. 1 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated August 9, 2013 with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No.1.

Fee Table

1. We note from the prospectus cover page that you may offer the securities separately or as units. Please include in the registration statement fee table all securities you are seeking to register for sale, including the units.

Response: In response to the Staff’s comment, the Company revised the second line of the prospectus cover page by deleting the reference to “units,” as the Company is not seeking to register units for sale.

2. It is unclear what you are registering for sale when you say in the first paragraph of the fee table that you are including preferred stock purchase rights pursuant to Rule 416; preferred stock purchase rights do not appear to be related to a stock split, dividend or similar transaction. Please clarify whether you are registering the preferred stock purchase rights for sale in this offering. See the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretation 116.16 available on the Commission’s web site.

Response: In response to the Staff’s Comment, the Company has deleted the reference to “preferred stock purchase rights” as it does not intend to register preferred stock offering rights for sale in this offering.

3. Please provide us your analysis of whether the transactions mentioned in the fourth and fifth paragraphs following the bullet points on page 6 involve other securities that should be included in the fee table. Cite all authority on which you rely.

Response: The Company believes that the potential transactions described under “Plan of Distribution” are consistent with Item 508 of Regulation S-K, and do not involve “other securities” to be included in the fee table. In response to the Staff’s Comment, the Company has deleted the fourth and fifth paragraphs referenced in the Staff’s comment.

Exhibit 5.1

4. Please file a revised opinion of counsel that includes all securities you are seeking to register, including the units and the preferred stock rights, as applicable. Please see Sections II.B.1.g and h of Staff Legal Bulletin No. 19 (October 14, 2011). In this regard, it appears that the penultimate sentence of the paragraph that begins “this letter assumes...” indicates that this exhibit is not providing the required opinion regarding the rights.

Response: Counsel has removed the penultimate sentence of the paragraph that begins “this letter assumes...” of the opinion filed as Exhibit 5.1 to Amendment No. 1. No units or preferred stock rights are intended to be registered.

5. The second paragraph of this exhibit indicates that preferred stock may be exchangeable or convertible for “other securities.” Please provide us your analysis of why you believe that those other securities need not be included in the fee table of this registration statement.

Response: Counsel has removed the reference to “other securities” in the second paragraph of the opinion filed as Exhibit 5.1 to Amendment No. 1.

6. Please ensure that the opinion that you file addresses all applicable laws. For example, if Delaware contract law governs the rights, it appears that the second full paragraph on page 2 of this exhibit excludes portions of Delaware contract law.

Response: Counsel has revised the relevant paragraph of the opinion filed as Exhibit 5.1 to Amendment No. 1 to clarify what applicable law the opinion addresses.

7. Refer to the paragraph on page 5 of this option [the opinion] that begins “We have assumed for purposes of this opinion...” Please file an opinion that does not include the assumptions in that paragraph. See Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: Counsel has removed the paragraph in question, as well as the paragraph immediately following such paragraph, as reflected in the opinion that has been filed as Exhibit 5.1 to Amendment No. 1.

8. Please file an opinion that does not include limitations on reliance like in the last paragraph of this opinion. See Section II.B.3.d of Staff Legal Bulletin No. 19.

Response: Counsel has removed the first sentence of the last paragraph of the opinion that has been filed as Exhibit 5.1 to Amendment No. 1.

The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By: /s/ Michael C. Carroll, Esq.

cc:	Jay Mumford, SEC (w/ enclosures)

Federico Pignatelli, Biolase, Inc. (w/o enclosures)

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